UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D



                          Onyx Acceptance Corporation


                         COMMON STOCK, par value $0.01


                                   682914106


       Pamela B. Johnson, Esq., P. O. Box 5041, Thousand Oaks, CA 91359
                                (818) 597-3754




                                    8/05/99

CUSIP NO. 682914106                SCHEDULE 13D            OMB Number: 3235-0145


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lincolnshire Associates, Ltd.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     Texas

                         7.   Sole Voting Power
                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              90,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              90,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          90,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /



13.  Percent of Class Represented by Amount in Row 11

          1.46%

14.  Type of Reporting Person

          PN

CUSIP NO. 682914106                SCHEDULE 13D            OMB Number: 3235-0145



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Portshire Corp.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only


4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /


6.   Citizenship or Place of Organization

     Texas

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              90,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              90,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          90,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /


13.  Percent of Class Represented by Amount in Row 11

          1.46%

14.  Type of Reporting Person

          CO

CUSIP NO. 682914106                SCHEDULE 13D            OMB Number: 3235-0145



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Edmundson International, Inc.


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only


4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     California

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              90,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              90,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          90,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     1.46%

14.  Type of Reporting Person

     CO

CUSIP NO. 682914106                SCHEDULE 13D            OMB Number: 3235-0145



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Consolidated Electrical Distributors, Inc.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /


6.   Citizenship or Place of Organization

     Delaware

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              90,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              90,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          90,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

          1.46%

14.  Type of Reporting Person

          CO

CUSIP NO. 682914106                SCHEDULE 13D            OMB Number: 3235-0145



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only


4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     California

                         7.   Sole Voting Power

                              214,500
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              -0-
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              214,500
     With
                         10.  Shared Dispositive Power

                              -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          214,500

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

          3.48%

14.  Type of Reporting Person


          EP

CUSIP NO. 682914106                SCHEDULE 13D            OMB Number: 3235-0145



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Galashiels Fund, Ltd.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /


6.   Citizenship or Place of Organization

     Illinois

                         7.   Sole Voting Power

                              40,000
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              -0-
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              40,000
     With
                         10.  Shared Dispositive Power

                              -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          40,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /


13.  Percent of Class Represented by Amount in Row 11

          .65%

14.  Type of Reporting Person

          CO

CUSIP NO. 682914106                SCHEDULE 13D            OMB Number: 3235-0145



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Keith W. Colburn Retirement Plan

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only


4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /


6.   Citizenship or Place of Organization

     Illinois

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              4,500
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              4,500

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,500

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /


13.  Percent of Class Represented by Amount in Row 11

          .07%

14.  Type of Reporting Person

          EP

CUSIP NO. 682914106                SCHEDULE 13D            OMB Number: 3235-0145



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Keith W. Colburn Trust

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /


6.   Citizenship or Place of Organization

     Illinois

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              4,500
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              4,500

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,500

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /


13.  Percent of Class Represented by Amount in Row 11

          .07%

14.  Type of Reporting Person

          OO

CUSIP NO. 682914106                SCHEDULE 13D            OMB Number: 3235-0145



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Keith W. Colburn

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only


4.   Source of Funds

     PC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     Illinois

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              4,500
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              4,500

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,500

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

          .07%

14.  Type of Reporting Person

          IN

CUSIP NO. 682914106                   13D                                1 OF 19

                                 INTRODUCTION

         Lincolnshire Associates, Ltd., a Texas limited partnership, hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 below pursuant to the Agreement With Respect to Schedule 13D attached hereto as Exhibit 7(1).

         Item 1:  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, $0.01 par value (the "Common Stock"), of Onyx Acceptance Corporation (the "Issuer"), a corporation incorporated under the laws of California, whose principal executive offices are located at 27051 Towne Centre Drive, Foothill Ranch, CA 92610.

         Item 2:  Identity and Background.

         This Statement is filed on behalf of Lincolnshire Associates, Ltd., a Texas limited partnership ("Lincolnshire"), Portshire Corp., a Texas corporation ("Portshire Corp."), Edmundson International, Inc., a California corporation ("Edmundson International"), Consolidated Electrical Distributors, Inc., a Delaware corporation ("CED"), Employees' Retirement Plan of Consolidated Electrical Distributors, Inc., a defined benefit plan ("CED Pension Plan"), Galashiels Fund, Ltd., an Illinois nonprofit corporation ("Galashiels"), Keith W. Colburn Retirement Plan ("Colburn KEOGH"), Keith W. Colburn Trust, under Declaration of Trust, dated February 16, 1978 ("Colburn Trust"), and Keith W. Colburn, an individual resident of Illinois ("Colburn") (collectively, the "Reporting Persons").

CUSIP NO. 682914106                   13D                                2 OF 19


         a.       Lincolnshire.
         The principal executive offices of Lincolnshire Associates are located at 2550 Midway Road, Suite 220, Carrollton, Texas 75006, c/o Portshire Corp. Lincolnshire Associates is a Texas limited partnership formed for the purpose of making investments.

         b.       Portshire Corp.
         The principal executive offices of Portshire Corp. are located at 2550 Midway Road, Suite 220, Carrollton, Texas 75006. Portshire Corp. is a Texas corporation. Portshire Corp. is wholly owned by Edmundson International and is the sole general partner of Lincolnshire. Portshire Corp. manages real properties and services real estate secured loans. The directors and executive officers of Portshire Corp. are set forth in Schedule 1 of this Statement.

         c.       Edmundson International.
                  The principal executive offices of Edmundson International are located at 31356 Via Colinas, Westlake Village, California 91362. Edmundson International is a California corporation whose principal business is the making of investments. The directors and executive officers of Edmundson International are set forth in Schedule 2 to this Statement. Edmundson International is a wholly owned subsidiary of CED.

         d.       CED.
         The principal executive offices of CED are located at 31356 Via Colinas, Westlake Village, California 91362. CED is a Delaware corporation whose principal business is the wholesale

CUSIP NO. 682914106                   13D                                3 OF 19


distribution of electrical equipment. The directors and executive officers are set forth in Schedule 3 to this Statement.

         e.       CED Pension Plan.

         The principal executive Offices of CED Pension Plan are located at 700 S. Flower Street, Los Angeles, California 90071, c/o BNY Western Trust Company. CED Pension Plan is a defined benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"). CED Pension Plan is organized as a trust under the laws of California.

         f.       Galashiels.

                  The principal executive offices of Galashiels are located at 555 Skokie Blvd., Suite 555, Northbrook, Illinois 60062. Galashiels is an Illinois nonprofit corporation formed for the purpose of making investments. The directors and executive officers are set forth in Schedule 4 to this Statement.

         g.       Colburn KEOGH.

                  The principal executive offices of Colburn KEOGH are located at Paine Webber, 5 River Drive, Suite 120, Northbrook, Illinois 60062. Colburn KEOGH is a retirement plan formed for the purpose of making investments.

         h.       Colburn Trust.

         The principal executive offices of Colburn Trust are located at 555 Skokie Blvd., Suite 555, Northbrook, Illinois 60062. Colburn Trust is organized under Declaration of Trust, dated February 16, 1978, and was formed for the purpose of making investments.

CUSIP NO. 682914106                   13D                                4 OF 19


         i.       Colburn.

                  Colburn's business address is 555 Skokie Blvd., Suite 555, Northbrook, Illinois 60062. Colburn is an individual resident of Illinois whose occupation is business executive.

         During the last five years none of the Reporting Persons, nor any of their individual directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Item 3:  Source and Amount of Funds or Other
                  Consideration.

         Between August 30, 1997 and December 19, 1997, Lincolnshire purchased, in a series of broker-assisted purchases on the open market, 90,000 shares of the Issuer's Common Stock. The total funds required to complete the purchases was $646,962 (inclusive of broker commissions). All funds were obtained from Lincolnshire's working capital.

         Between August 30, 1997 and August 11, 1999, CED Pension Plan purchased, in a series of broker-assisted purchases on the open market, 214,500 shares of the Issuer's Common Stock. The total funds required to complete the purchases was $2,691,392 (inclusive of broker commissions). All funds were obtained from CED Pension Plan's general assets.

         On August 5, 1999, Galashiels purchased, in a broker-assisted purchase on the open market, 40,000 shares of the

CUSIP NO. 682914106                   13D                               5 OF 19


Issuer's Common Stock. The total funds required to complete the purchase was $273,688. All funds were obtained from Galashiels' working capital.

         Between December 23, 1997 and August 4, 1999, the Colburn KEOGH, Colburn Trust and Colburn purchased a total of 4,500 shares of the Issuer's Common Stock. The total funds required to complete the purchases was $33,858. All funds were obtained from Colburn's personal funds.
         A table identifying each purchase is included in Item 5(c).

         Item 4:  Purpose of Transaction.

         The Reporting Persons acquired the shares of the Common Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may have discussions with management and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons may, in the future, also have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

         Depending on the market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, each Reporting Person may purchase additional shares of the Common Stock in the open market or in private transactions. Depending on these same factors, any Reporting Person may sell all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

         Item 5:  Interest in Securities of the Issuer.

         (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based on the Issuer's report of

CUSIP NO. 682914106                   13D                                6 OF 19


Form 10Q that it had 6,171,034 shares of Common Stock outstanding as of May 14, 1999) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is set forth in the following table.


Reporting Person   No. of    Percentage      Power to Vote          Power to Dispose
                   Shares     of Class   Shared         Sole       Shared        Sole
                   Benef.
                   Owned
----------------------------------------------------------------------------------------
Lincolnshire       90,000      1.46%     90,000                    90,000
----------------------------------------------------------------------------------------
Portshire Corp.    90,000(1)   1.46%     90,000(1)                 90,000(1)
----------------------------------------------------------------------------------------
Edmundson Int.     90,000(1)   1.46%     90,000(1)                 90,000(1)
----------------------------------------------------------------------------------------
CED                90,000(1)   1.46%     90,000(1)                 90,000(1)
----------------------------------------------------------------------------------------
CED Pension Plan  214,500      3.48%                 214,500                    214,500
----------------------------------------------------------------------------------------
Galashiels         40,000       .65%                  40,000                     40,000
----------------------------------------------------------------------------------------
Colburn KEOGH       4,500       .07%     4,500                      4,500
----------------------------------------------------------------------------------------
Colburn Trust       4,500       .07%     4,500                      4,500
----------------------------------------------------------------------------------------
Colburn             4,500       .07%     4,500                      4,500
----------------------------------------------------------------------------------------



         The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2. The reporting persons collectively own 349,000 shares, representing 5.7% of the total number of shares of Common Stock outstanding.

         (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected


--------
(1) Reports indirect interest in the shares of Common Stock beneficially owned by Lincolnshire Associates.

CUSIP NO. 682914106                   13D                                7 OF 19


any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:


Date       Purchaser        # Shares        Price       Comm'n        Total Funds
                                                                       Required
--------------------------------------------------------------------------------

11/3/97  Lincolnshire         10,000       $7.0600                   $   70,600
--------------------------------------------------------------------------------
11/7/97  Lincolnshire         20,000       $7.0600                   $  141,200
--------------------------------------------------------------------------------
11/10/97 Lincolnshire         20,000       $7.0600                   $  141,200
--------------------------------------------------------------------------------
11/18/97 Lincolnshire          5,000       $7.3100                   $   36,550
--------------------------------------------------------------------------------
11/19/97 Lincolnshire          3,000       $7.3100                   $   21,930
--------------------------------------------------------------------------------
12/8/97  Lincolnshire          2,000       $7.2500       $  120      $   14,620
--------------------------------------------------------------------------------
12/15/97 Lincolnshire          5,000       $7.4350                   $   37,175
--------------------------------------------------------------------------------
12/16/97 Lincolnshire         15,000       $7.3725                   $  110,587
--------------------------------------------------------------------------------
12/19/97 Lincolnshire         10,000       $7.3100                   $   73,100
--------------------------------------------------------------------------------
8/30/97  CED Pension
         Plan                 23,000       $8.6470                   $  198,880
--------------------------------------------------------------------------------
9/18/97  CED Pension
         Plan                  5,000       $7.5600                   $   37,800
--------------------------------------------------------------------------------
9/19/97  CED Pension
         Plan                  5,000       $7.6850                   $   38,425
--------------------------------------------------------------------------------
9/22/97  CED Pension
         Plan                 10,000       $7.5600                   $   75,600
--------------------------------------------------------------------------------
9/23/97  CED Pension
         Plan                  4,000       $7.4975                   $   29,990
--------------------------------------------------------------------------------
9/25/97  CED Pension
         Plan                 12,500       $7.4350                   $   92,937
--------------------------------------------------------------------------------
10/1/97  CED Pension
         Plan                 13,500       $7.4350                   $  100,372
--------------------------------------------------------------------------------
10/6/97  CED Pension
         Plan                 20,000       $7.1538                   $  143,076
--------------------------------------------------------------------------------
10/7/97  CED Pension
         Plan                 10,000       $7.0600                   $   70,600
--------------------------------------------------------------------------------
10/10/97 CED Pension
         Plan                 10,000       $6.9350                   $   69,350
--------------------------------------------------------------------------------
10/15/97 CED Pension
         Plan                  5,000       $6.9350                   $   34,675
--------------------------------------------------------------------------------
10/16/97 CED Pension
         Plan                  5,000       $6.9974                   $   34,987
--------------------------------------------------------------------------------
1/16/98  CED Pension
         Plan                  4,000       $7.6850                   $   30,740
--------------------------------------------------------------------------------
2/23/98  CED Pension
         Plan                  2,500       $8.9348                   $   22,337
--------------------------------------------------------------------------------
4/22/98  CED Pension
         Plan                  7,500      $12.4396                   $   93,297
--------------------------------------------------------------------------------
4/23/98  CED Pension
         Plan                 12,500      $12.6896                   $  158,620
--------------------------------------------------------------------------------
6/10/98  CED Pension
         Plan                  3,000       $9.6900                   $   29,070
--------------------------------------------------------------------------------
6/10/98  CED Pension
         Plan                  5,000       $9.6900                   $   48,450
--------------------------------------------------------------------------------
6/10/98  CED Pension
         Plan                  2,000       $9.6900                   $   19,380
--------------------------------------------------------------------------------


CUSIP NO. 682914106                   13D                                8 OF 19




6/10/98  CED Pension
         Plan                 2,500          $10.1900                 $   25,475
--------------------------------------------------------------------------------
7/23/98  CED Pension
         Plan                   500          $10.1900                 $    5,095
--------------------------------------------------------------------------------
7/23/98  CED Pension
         Plan                 7,000          $10.1900                 $   71,300
--------------------------------------------------------------------------------
8/19/98  CED Pension
         Plan                 2,500           $7.3148     $  150      $   18,287
--------------------------------------------------------------------------------
8/24/98  CED Pension
         Plan                   500           $7.3140                 $    3,657
--------------------------------------------------------------------------------
8/24/98  CED Pension
         Plan                 4,000           $7.3148                 $   29,259
--------------------------------------------------------------------------------
8/24/98  CED Pension
         Plan                 3,000           $7.3147                 $   21,944
--------------------------------------------------------------------------------
10/16/98 CED Pension
         Plan                 9,500           $5.3148     $  570      $   50,491
--------------------------------------------------------------------------------
10/16/98 CED Pension
         Plan                   500           $5.3140     $   30      $    2,657
--------------------------------------------------------------------------------
10/23/98 CED Pension
         Plan                10,000           $5.5648     $  600      $   55,648
--------------------------------------------------------------------------------
12/14/98 CED Pension
         Plan                50,000           $5.4600     $3,000      $  273,000
--------------------------------------------------------------------------------
1/5/99   CED Pension
         Plan                 2,500           $5.6848     $  150      $   14,212
--------------------------------------------------------------------------------
1/12/99  CED Pension
         Plan                 2,000           $5.6850     $  120      $   11,370
--------------------------------------------------------------------------------
1/14/99  CED Pension
         Plan                15,000           $5.8100     $  900      $   87,150
--------------------------------------------------------------------------------
1/15/99  CED Pension
         Plan                20,000           $5.8100     $1,200      $  116,200
--------------------------------------------------------------------------------
1/20/99  CED Pension
         Plan                 1,500           $5.8100     $   90      $    8,715
--------------------------------------------------------------------------------
1/21/99  CED Pension
         Plan                 5,000           $5.8100     $  300      $   29,050
--------------------------------------------------------------------------------
1/22/99  CED Pension
         Plan                 4,000           $5.8100     $  240      $   23,240
--------------------------------------------------------------------------------
3/24/99  CED Pension
         Plan                 2,500           $5.8724     $  150      $   14,681
--------------------------------------------------------------------------------
3/30/99  CED Pension
         Plan                 2,500           $5.8724     $  150      $   14,681
--------------------------------------------------------------------------------
4/5/99   CED Pension
         Plan                 2,000           $5.8725     $  120      $   11,745
--------------------------------------------------------------------------------
4/6/99   CED Pension
         Plan                 2,000           $5.8725     $  120      $   11,745
--------------------------------------------------------------------------------
4/7/99   CED Pension
         Plan                31,000           $5.8275     $1,860      $  182,047
--------------------------------------------------------------------------------
4/9/99   CED Pension
         Plan                 5,000           $5.8724     $  300      $   29,362
--------------------------------------------------------------------------------
4/12/99  CED Pension
         Plan                 5,000           $5.8724     $  300      $   29,362
--------------------------------------------------------------------------------
4/28/99  CED Pension
         Plan                 2,000           $7.3100     $  120      $   14,620
--------------------------------------------------------------------------------
6/30/99  CED Pension
         Plan                 3,000           $7.6850     $  180      $   23,055
--------------------------------------------------------------------------------
8/6/99   CED Pension
         Plan                 2,000           $6.9350     $  120      $   13,870
--------------------------------------------------------------------------------

CUSIP NO. 682914106                   13D                               9 OF 19


8/9/99   CED Pension
         Plan              1,200       $6.9350    $   72         $    8,322
--------------------------------------------------------------------------------
8/10/99  CED Pension
         Plan             20,000       $6.7413    $1,200         $  134,826
--------------------------------------------------------------------------------
8/11/99  CED Pension
         Plan              4,000       $6.9350    $  240         $   27,740
--------------------------------------------------------------------------------
8/5/99   Galashiels       40,000       $6.8422                   $  273,688
--------------------------------------------------------------------------------
12/23/97 Colburn KEOGH     2,000       $7.3614                   $   14,723
--------------------------------------------------------------------------------
8/4/99   Colburn KEOGH     1,000       $7.6348                   $    7,635
--------------------------------------------------------------------------------
8/4/99   Colburn Trust     1,000       $7.6348                   $    7,635
--------------------------------------------------------------------------------
6/22/99  Colburn             500       $7.7298                   $    3,865
--------------------------------------------------------------------------------
TOTAL                    349,000                                 $3,645,900
                         -------                                 ----------



         (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Issuer.

         (e) Not applicable.

         Item 6:  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         Lincolnshire beneficially owns 90,000 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire Associates, is a wholly owned subsidiary of Edmundson International. Therefore, Edmundson International, through its ownership of Portshire Corp., beneficially owns 90,000 shares of Common Stock. Edmundson International is itself a wholly owned subsidiary of CED. Therefore, CED, through its ownership of Edmundson International and indirect ownership of Portshire Corp., beneficially owns 90,000 shares of Common Stock. Colburn is the beneficiary of the Colburn Trust and Colburn KEOGH. Colburn beneficially owns 4,500 shares of Common Stock. A committee makes investment decisions for CED Pension Plan. Any two members of such committee can make investment decisions for CED Pension Plan. Two of the members on CED Pension Plan's investment committee, including Colburn, also make investment

CUSIP NO. 682914106                   13D                               10 OF 19


decisions for Lincolnshire and, therefore, indirectly, for Portshire Corp., Edmundson International, and CED.

         The directors and executive officers of CED have no agreement or understanding of any kind with the members of the investment committee of CED Pension Plan or with Colburn, Colburn KEOGH or Colburn Trust. However, given the overlaps between the individuals involved in investment decisions for CED and these same individuals' membership on the investment committee of CED Pension Plan, it is possible that these individuals may cause the Reporting Persons to act in concert regarding such actions in the future. As such, the Reporting Persons, although disclaiming membership in a group, have nonetheless filed this Statement on Schedule 13D.

         Item 7:  Material to be Filed as Exhibits.

         Exhibit 7(1).  Agreement with Respect to Schedule 13D.

CUSIP NO. 682914106                   13D                               11 OF 19




                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 1999

                                                 Lincolnshire Associates, Ltd.
                                                 By Its General Partner,
                                                 Portshire Corp.


                                                 By   /s/ David C. Verbeck
                                                 Its      Vice President

CUSIP NO. 682914106                   13D                               12 OF 19


                               LIST OF EXHIBITS

Exhibit No.                         Description                         Page

   7(1)                    Agreement with Respect to
                           Schedule 13D.

CUSIP NO. 682914106                   13D                               13 OF 19




                          SCHEDULE 1 TO SCHEDULE 13D

                                Portshire Corp.

                       Directors and Executive Officers


                                                                                  Present Principal
Name and Business Address              Title                                  Occupation or Employment

D. D. Colburn                          Director                                 Business Executive
555 Skokie Blvd., Suite 555            President
Northbrook, IL  60062

D. C. Verbeck                          Director                                 Tax Director of CED
311356 Via Colinas                     Secretary & Vice President
Westlake Village, CA 91362

D. D. Dunham                           Vice President &                         Vice President
2550 Midway Road, Suite 220            Treasurer
Carrollton, TX  75006


CUSIP NO. 682914106                   13D                               14 OF 19


                          SCHEDULE 2 TO SCHEDULE 13D

                         Edmundson International, Inc.

                       Directors and Executive Officers


                                                                                  Present Principal
Name and Business Address              Title                                  Occupation or Employment

K. W. Colburn                               Director                                 Business Executive
555 Skokie Blvd., Suite 555                 President
Northbrook, IL  60062

R. W. Colburn                               Director                                 Business Executive
555 Skokie Blvd., Suite 555
Northbrook IL  60062

D. C. Verbeck                               Director                                 Tax Director of CED
31356 Via Colinas                           Secretary
Westlake Village, CA 91362

J. D. Parish                                Vice President & CFO                     Treasurer of CED
31356 Via Colinas
Westlake Village, CA 91362

T. A. Lullo                                 Vice President                           Vice President of CED
31356 Via Colinas
Westlake Village, CA 91362


CUSIP NO. 682914106                   13D                               15 OF 19




                          SCHEDULE 3 TO SCHEDULE 13D

                  Consolidated Electrical Distributors, Inc.

                       Directors and Executive Officers


                                                                                  Present Principal
Name and Business Address              Title                                  Occupation or Employment

K. W. Colburn                               Director                                 Business Executive
555 Skokie Blvd., Suite 555
Northbrook, IL  60062

R. W. Colburn                               Director                                 Business Executive
555 Skokie Blvd., Suite 555
Northbrook IL  60062

C. C. Hogel                                 Director                                 Business Executive
555 Skokie Blvd., Suite 555
Northbrook, IL 60062

A. Monis, Jr.                               Director                                 Chairman of the Board
31356 Via Colinas                           Chairman of the Board
Westlake Village, CA 91362

H. D. Bursch                                President                                President
31356 Via Colinas
Westlake Village, CA 91362

T. A. Lullo                                 Vice President                           Vice President
31356 Via Colinas
Westlake Village, CA 91362

J. D. Parish                                Treasurer                                Treasurer
31356 Via Colinas
Westlake Village, CA 91362

P. J. Savasta                               Vice President                           Vice President
31356 Via Colinas
Westlake Village, CA 91362


CUSIP NO. 682914106                   13D                               16 OF 19


R. H. Swan                                  Vice President                           Vice President
31356 Via Colinas
Westlake Village, CA 91362

D. M. Williams                              Vice President                           Vice President
31356 Via Colinas
Westlake Village, CA 91362

D. C. Verbeck                               Secretary                                Tax Director
31356 Via Colinas
Westlake Village, CA 91362


CUSIP NO. 682914106                   13D                               17 OF 19




                          SCHEDULE 4 TO SCHEDULE 13D

                             Galashiels Fund, Ltd.

                       Directors and Executive Officers


                                                                                  Present Principal
Name and Business Address              Title                                  Occupation or Employment

K. W. Colburn                               Director                                 Business Executive
555 Skokie Blvd., Suite 555                 President & Treasurer
Northbrook, IL  60062

B. P. Colburn                               Director                                 Business Executive
555 Skokie Blvd., Suite 555                 Vice President
Northbrook, IL  60062

P. B. Johnson                               Director                                 Corporate Counsel
31356 Via Colinas                           Secretary
Westlake Village, CA 91362


CUSIP NO. 682914106                   13D                               18 OF 19




                                 EXHIBIT 7(1)

                    AGREEMENT WITH RESPECT TO SCHEDULE 13D

         The undersigned hereby agree that any Statement on Schedule 13D to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of Onyx Acceptance Corporation, a California corporation, may be filed by Lincolnshire Associates, Ltd., on behalf of all of the undersigned.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed in counterparts by their duly authorized signatories as of 26th day of August, 1999.

                                             Portshire Corp.



                                             By:  /s/ David C. Verbeck
                                             Its: Vice President


                                             Edmundson International, Inc.



                                             By:  /s/ John D. Parish
                                             Its: Vice President


                                             Consolidated Electrical
                                             Distributors, Inc.




                                             By:  /s/ John D. Parish
                                             Its: Treasurer


                                             Employees' Retirement Plan of
                                             Consolidated Electrical
                                             Distributors, Inc.


                                             By:  /s/ John D. Parish
                                                  on behalf and as a member of
                                                  the Retirement Committee of
                                                  Consolidated Electrical
                                                  Distributors, Inc.

CUSIP NO. 682914106                   13D                               19 OF 19


                                          Galashiels Fund, Ltd.




                                          By:  /s/ Pamela B. Johnson
                                          Its: Secretary



                                          Keith W. Colburn - KEOGH



                                          By:  /s/ Keith W. Colburn



                                          K. W. Colburn Trust, under Declaration
                                          of Trust, dated February 16, 1978




                                          By /s/ Keith W. Colburn, Trustee





                                          /s/ Keith W. Colburn
                                          Keith W. Colburn